UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

FORM 11-K
_______________________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-38962
_______________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

FISERV 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The Fiserv 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2021 and 2020 and for the fiscal year ended December 31, 2021 and supplemental schedule of the Plan as of December 31, 2021, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiserv 401(k) Savings Plan

Date:	June 24, 2022	By:	/s/ Robert W. Hau
Robert W. Hau
On behalf of the Plan

Date:	June 24, 2022	By:	/s/ Kenneth F. Best
Kenneth F. Best
On behalf of the Plan

Appendix 1

FISERV 401(k) SAVINGS PLAN

Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021,
Supplemental Schedule as of December 31, 2021, and
Report of Independent Registered Public Accounting Firm

FISERV 401(k) SAVINGS PLAN

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021		3

Notes to Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021		4

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO DEPARTMENT OF LABOR’S RULES AND REGULATIONS

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021		14

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of Fiserv 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Fiserv 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 24, 2022

We have served as the auditor of the Plan since 2021.

FISERV 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2021	2020
ASSETS:
Investments:
Investments at fair value	$5,155,281	$4,940,336
Investments at contract value	323,386	233,336
Total investments	5,478,667	5,173,672
Receivables:
Notes receivable from participants	53,807	57,698
Employer contributions, net of forfeitures	211	—
Total receivables	54,018	57,698
Total assets	5,532,685	5,231,370

LIABILITIES:
Accrued administrative expenses	397	376

NET ASSETS AVAILABLE FOR BENEFITS	$5,532,288	$5,230,994

See accompanying notes to financial statements.

FISERV 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended December 31, 2021
ADDITIONS:
CONTRIBUTIONS:
Participant contributions	$213,762
Employer contributions, net of forfeitures	44,902
Rollover contributions	43,881
Total contributions	302,545
INVESTMENT AND OTHER INCOME:
Dividends and interest	23,999
Interest on notes receivable from participants	3,295
Other income	414
Net appreciation in fair value of investments	576,682
Total investment and other income	604,390
Total additions	906,935
DEDUCTIONS:
Benefits paid to participants	513,743
Administrative expenses	1,797
Total deductions	515,540
INCREASE IN NET ASSETS BEFORE ASSET TRANSFER	391,395

ASSETS TRANSFERRED OUT OF PLAN DUE TO DIVESTED BUSINESS (Note 5)	(90,101)

INCREASE IN NET ASSETS	301,294

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,230,994
End of year	$5,532,288

See accompanying notes to financial statements.

FISERV 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. PLAN DESCRIPTION
The following description of the amended and restated Fiserv 401(k) Savings Plan (the "Plan") is provided for informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General —The Plan was established effective July 1, 1990 as a defined contribution plan, is maintained by Fiserv, Inc. (the "Company") in order to aid eligible employees to accumulate savings for their retirement, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Employees who (i) are not subject to a collective bargaining agreement; (ii) receive compensation payable in U.S. dollars; (iii) are not leased employees, independent contractors or interns; (iv) are not residents of Puerto Rico; and (v) are classified as a full-time or part-time employee on the U.S. payroll and personnel records with participating employers are eligible to participate in the Plan.
Administration — The Plan is administered by Fiserv Solutions, LLC (the "Plan Sponsor"), a wholly-owned subsidiary of Fiserv, Inc. Merrill Lynch, a Bank of America company ("Merrill"), is the third-party recordkeeper of, and administrator of the self-directed brokerage accounts within, the Plan. Bank of America, N.A. (the "Trustee") acts as the custodian and trustee of the Plan.
Contributions — Participants under the Plan may elect to make salary reduction contributions, subject to federal tax limitations, of not less than 1% or greater than 75% of their eligible compensation. Participants are automatically enrolled in the Plan at a 3% pre-tax savings rate which is automatically increased 1% annually, up to a maximum of 15% of compensation, unless the participant elects a different percentage. Effective January 1, 2022, the Plan was amended to increase the automatic enrollment percentage from 3% to 5% for participants entering the Plan on or after such date. Participants may also roll over distributions from other qualified plans into the Plan, including personal individual retirement accounts. Participants who have attained age 50 before the close of the Plan year are eligible to make an additional tax-deferred payroll catch-up contribution. All of the above participant contributions and elections are subject to regulatory and Plan limitations.
Effective January 1, 2021, eligible participants under the Plan received an employer matching contribution equal to 100% of the first 1% and 25% of the next 4% of a participant's contributions. However, to the extent permitted by ERISA and the Internal Revenue Code ("IRC"), the Company may elect to decrease or eliminate the Company's matching contribution. Employees in a position of senior vice president or higher are not eligible to receive employer matching contributions. Based upon the level of employer matching contributions, the Plan is not considered to be a safe harbor plan. The Company remits participant and employer matching contributions to the Trustee in the period payroll deductions are made. Effective January 1, 2022, the employer matching contribution was increased to 100% on the first 1% contributed and 50% on the next 4% contributed for eligible participants.
The Company may make a special contribution to participants who are eligible employees on the last day of the Plan year or are eligible employees during the Plan year who terminated employment due to death, disability, or retirement (defined as attaining age 65). Any special contributions are allocated based upon the ratio of a participant's compensation to the compensation of all eligible participants and may be made in the form of the Fiserv Stock Fund, cash, or any combination thereof. The Company did not make a special contribution for the 2021 Plan year.
All contributions are invested as directed by Plan participants. Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan on an after-tax basis and are included in the computation of the participant’s personal income. Because the amounts are contributed on an after-tax basis, the deferrals and, in most cases, earnings on the deferrals, are not subject to federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, forfeitures and allocations of investment income, and losses and administrative expenses. Allocations to each participant's account are based on the proportion that the balance of each participant's account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting — Plan participants are entitled to the vested balance in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. Participant, rollover and special contributions vest immediately. Employer contributions vest 100% after two years of employment with the Company. In the event of death, disability or retirement at or after age 65, all amounts allocated to a participant’s account under the Plan are 100% vested.
Forfeitures — The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. Forfeited non-vested accounts are used to reduce future employer matching contributions and pay administrative expenses of the Plan. Unallocated forfeitures totaled $2,876 thousand and $1,723 thousand at December 31, 2021 and 2020, respectively. During 2021, administrative expenses were reduced by $75 thousand from forfeited non-vested accounts. The $211 thousand employer contribution receivable at December 31, 2021 represents an employer match contribution made in March 2022 for the 2021 plan year, reduced by the unallocated forfeiture balance of $2,876 thousand.
Investment Options — Participants direct the investment of their account balance into the investment options of the Plan in 1% increments. The Plan offers investments in registered investment companies, collective investment trusts, the Fiserv Stock Fund, and a separately managed stable value fund. The collective investment trusts held by the Plan are primarily comprised of target funds which invest in mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workplace in or within a few years of the target year and index funds designed to track the performance of certain benchmark indices. The Fiserv Stock Fund is limited, in general, to no more than 25% of the participant's account balance. The stable value fund primarily holds investment contracts that are issued by insurance companies and commercial banks and backed by bond funds and trusts.
Participants may also direct the investment of their account balance into a Self-Directed Brokerage Account ("SDBA"), which allows participants to buy and sell almost any registered investment company or other public security available. If a participant does not affirmatively elect an investment allocation, the participant's account balance will be invested in the applicable target retirement trust based on the participant's projected retirement age of 65. The investment options in the Plan are reviewed and modified as deemed appropriate by the Fiserv Investment Committee. While direct exchanges from the stable value fund into a competing fund are prohibited, participants may otherwise redeem their investments held by the Plan without restriction. A participant may change their investment elections daily.
Notes Receivable from Participants — Participants under the Plan may request loans, subject to consideration for adequate collateral, in a minimum amount of $1 thousand and up to a maximum amount of the lesser of the following: (i) $50 thousand (reduced by the excess, if any, of the participant’s highest outstanding loan balance during the previous twelve months over the outstanding loan balance on the date of the loan); or (ii) 50% of the current market value of the participant’s vested and non-forfeitable account balances. The rate of interest charged on participant loans (3.25% to 11.00% at December 31, 2021) is based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter during which the loan is processed, plus 2%, unless otherwise determined by the Plan Sponsor, and is fixed at the borrowing date for the term of the loan. Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 15 years, subject to certain requirements. Loans with maturities exceeding these limits may be transferred into the Plan and continue to be repaid according to their original terms when plans sponsored by entities acquired by the Company are merged into the Plan. A maximum of two loans per participant, one residential and one otherwise, are allowed to be outstanding at a time.
Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution of the vested portion of his or her account in a lump sum or as a direct rollover. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1 thousand but not more than $5 thousand, it will automatically be rolled over to a new individual retirement account designated by the Plan Sponsor. If the vested interest is $1 thousand or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5 thousand, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution. Upon termination of employment, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock as part of a lump sum distribution.
An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions, including election by the participant after attaining age 59½. Upon experiencing severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met. Hardship withdrawals are made in cash. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70½, or 72 for participants who attain the age of 70½ on or after January 1, 2020.
Administrative Expenses — All investment management and transaction fees directly related to the Plan's investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative expenses totaled $1,797 thousand during the year ended December 31, 2021.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and are subject to change in the near term.
Investment Valuation — The Plan’s investments are stated at fair value (see Note 3), except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Income Recognition — Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gains and losses are recorded within net appreciation in fair value of investments in the statement of changes in net assets available for benefits.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2021 and 2020, approved and unpaid benefit payments were $2,328 thousand and $4,855 thousand, respectively.
Risks and Uncertainties — The COVID-19 pandemic has affected, and may continue to affect, the market price of Fiserv, Inc. common stock and other Plan assets. The extent of the impact of the COVID-19 pandemic on the Plan will depend on, among other matters, the duration and intensity of the pandemic; governmental and private sector responses to the pandemic and the impact of such responses on the Plan; and the level of success of global vaccination efforts, all of which are uncertain and difficult to predict.
The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Subsequent Events — Subsequent events have been evaluated through the issuance date of this report.
3. FAIR VALUE MEASUREMENTS
The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value (see Note 4), in the accompanying statements of net assets available for benefits. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Plan uses the hierarchy prescribed in ASC 820, Fair Value Measurements, and considers the principal or most advantageous market and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. The three levels in the hierarchy are as follows:
•Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.
•Level 2 - Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including but not limited to quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities and observable inputs other than quoted prices such as interest rates or yield curves.
•Level 3 - Unobservable inputs reflecting the Plan's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
The Plan maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Financial instruments carried and measured at fair value on a recurring basis are classified as follows according to the fair value hierarchy described above:

(In thousands)	Level 1	Level 2	Total
December 31, 2021
Money market fund	$2,339	$—	$2,339
Fiserv Stock Fund:
Fiserv, Inc. common stock	138,695	—	138,695
Money market	69	—	69
Self-directed brokerage accounts	173,287	15,262	188,549
Registered investment companies	130,918	—	130,918
Total investments in fair value hierarchy table	$445,308	$15,262	$460,570
Investments measured at net asset value:
Collective investment trusts			4,694,711
Total investments at fair value			$5,155,281

(In thousands)	Level 1	Level 2	Total
December 31, 2020
Money market fund	$4,885	$—	$4,885
Fiserv Stock Fund:
Fiserv, Inc. common stock	170,447	—	170,447
Money market	882	—	882
Self-directed brokerage accounts	129,765	18,374	148,139
Registered investment companies	1,321,844	—	1,321,844
Total investments in fair value hierarchy table	$1,627,823	$18,374	$1,646,197
Investments measured at net asset value:
Collective investment trusts			3,294,139
Total investments at fair value			$4,940,336
The Plan's investments in collective investment trusts are measured using the net asset value ("NAV") per share (or its equivalent) practical expedient in accordance with ASC 820, and therefore such investments have not been classified in the fair value hierarchy above. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented within the statements of net assets available for benefits. The following table provides summarized information related to investments measured at fair value based on NAV per share at December 31:

	Fair Value
(In thousands)	2021	2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective investment trusts	$4,694,711	$3,294,139	$—	Daily	Same Day
For the year ended December 31, 2021, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3. The Plan's investments were segregated into the following major categories and levels for determining their fair value at December 31, 2021 and 2020:
Money Market Fund – The money market fund consists of the BlackRock Liquidity Fund. The fund intends to maintain a net asset value of approximately $1 per share. The fund has been valued using Level 1 inputs as these are quoted prices in active markets.
Fiserv Stock Fund – The Fiserv Stock Fund consists of Fiserv, Inc. common stock, which is valued at the quoted market price from an active market, and cash equivalents which provide liquidity for trading. These investments have been valued using Level 1 inputs as these are quoted prices in active markets.
Self-Directed Brokerage Accounts – Plan participants can invest in almost any publicly traded securities, registered investment companies and certain other securities through a self-directed brokerage account. The underlying investments are valued as follows:
•Registered investment companies: The fair value is based on the reported NAV on December 31. Consistent with the registered investment companies discussed below, these investments have been valued using Level 1 inputs as these are quoted prices in active markets.

•Publicly traded equities and exchange traded funds (includes common stock and preferred stock): Values for shares of publicly traded equities and exchange traded funds are the per share prices listed by the exchange. These investments have been valued using Level 1 inputs as these are quoted prices in active markets.

•Fixed income securities (includes certificates of deposit, government obligations and corporate bonds): The fair value of the fixed income securities are obtained with the assistance of a third-party pricing vendor. The third-party pricing vendor utilizes evaluated pricing models that vary by asset class and incorporate available market data. Because many fixed income securities do not trade on a daily basis, the evaluated pricing applications apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. The pricing models vary by asset class but all rely on observable standard market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. These securities have been valued using Level 2 inputs.
Registered Investment Companies – The Plan is invested in shares of several registered investment companies that are registered with the Securities and Exchange Commission. Prices of these funds are based on the NAV calculated by the funds and are publicly reported on national exchanges. Although the prices are listed on national exchanges, exiting the investment is generally only accomplished through redemption with the fund itself. Thus, redemption with the fund is the principal market in which the Plan could exit the investments. The funds redeem shares at the NAV with few restrictions and redemption with the funds is an active market. These investments are classified as Level 1 in the fair value hierarchy.
Collective Investment Trusts – Target retirement trusts and certain index funds managed by Vanguard Fiduciary Trust Company are organized as collective investment trusts ("CITs"). Each target retirement trust invests in investments using an asset allocation strategy designed for investors planning to retire and leave the workforce within a few years of the target year. The BlackRock Government Short-Term Investment Fund, which is a component of the Stable Value Fund as further described below, is organized as a CIT. The fund's strategy is to generate income while preserving principal and to maintain a net asset value of approximately $1 per unit. Prices of these pooled groups of assets are valued at the NAV (as a practical expedient) which is based on the fair value of the underlying investments held by each CIT less its liabilities. This practical expedient is not used when it is determined to be probable that the CIT will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CITs, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to confirm that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan holds a portfolio of investment contracts (the "Stable Value Fund") that is comprised of a short term investment fund and a portfolio of synthetic guaranteed investment contracts. The portfolio of synthetic guaranteed investment contracts meets the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value in the statements of net assets available for benefits. Contract value is the relevant measurement because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these investment contracts through the separately managed account strategy.
Synthetic Guaranteed Investment Contracts ("SGICs") – The Plan's portfolio includes fixed maturity and constant duration SGICs. The Plan owns the assets underlying the investment of the SGIC, and the bank, insurance company or other financial institution issues a contract, referred to as a "wrapper" that maintains the contract value of the underlying investments for the duration of the SGICs. Fixed maturity SGICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. Constant duration SGICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrapper contract is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan and provides a guarantee that the crediting rate will not fall below 0%.

The following represents the bifurcation of contract value between investments in the Stable Value Fund at December 31:

(In thousands)	2021	2020
Fixed maturity SGICs	$47,005	$39,573
Constant duration SGICs	276,381	193,763
Total	$323,386	$233,336
The following events will limit the ability of the fund to transact at contract value: (i) employer communications designed to induce participants to transfer from the fund; (ii) employer-initiated events or events within the control of the Plan or the Plan Sponsor which would have a material and adverse impact on the fund; or (iii) changes of qualification status of the employer or the Plan. Instead, market value will likely be used in determining the payouts to the participants in these circumstances. In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company is not aware of any events which may occur that might limit the ability of the Plan to transact at contract value with the contract issuers and that would also limit the ability of the Plan to transact at contract value with the participants.
5. ASSET TRANSFERS
Asset transfers out of the Plan represent fully vested participant account balances related to participants of the Company's divested businesses. These account balances were transferred into the defined contribution plans sponsored by the divested businesses. Asset transfers out of the Plan totaled $90,101 thousand during 2021, related to the sale of the Company's Investment Services business.
6. PARTY-IN-INTEREST AND RELATED-PARTY TRANSACTIONS
The Plan invests in shares or units of certain funds managed by the Trustee and certain Plan investments are in accounts managed by Merrill; therefore, these transactions are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions. The Plan held $53,807 thousand and $57,698 thousand in notes receivable from plan participants at December 31, 2021 and 2020, respectively.
The Plan also offers the Fiserv Stock Fund, which primarily consists of Fiserv, Inc. common stock, as an investment option. Fiserv Solutions, LLC is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2021, the Plan held 1,336,782 shares of Fiserv, Inc. common stock, with a cost basis of $131,593 thousand, and at December 31, 2020, the Plan held 1,500,398 shares of Fiserv, Inc. common stock, with a cost basis of $147,291 thousand.
7. RISKS AND UNCERTAINTIES
The Plan holds various investments in registered investment companies, collective investment trusts, a stable value fund, common stock, and other investments through the SDBA. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility which could materially affect the value of assets held by the Plan. The following table provides details on investments that represent a concentration of 10% or greater of the Plan's net assets at December 31:

	2021		2020
(In thousands)	Balance	% of Net Assets	Balance	% of Net Assets
Vanguard Target Retirement Trust Select 2025	$558,700	10%	$579,223	11%
Vanguard Target Retirement Trust Select 2030	738,741	13%	709,010	14%
Vanguard Target Retirement Trust Select 2035	602,621	11%	561,684	11%
Vanguard Institutional 500 Index Trust	863,591	16%	—	—%
Vanguard Institutional Index Fund	—	—%	705,750	13%
8. PLAN TERMINATION
The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts, including Company contributions.

9. TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 2021 that the amended and restated Plan document and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving this determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the accompanying financial statements to the Form 5500 as of and for the year ended December 31:

(In thousands)	2021	2020
Net assets available for benefits per the accompanying financial statements	$5,532,288	$5,230,994
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,126)	8,262
Amounts allocated to withdrawing participants	(2,328)	(4,855)
Net assets available for benefits per the Form 5500	$5,528,834	$5,234,401

(In thousands)	2021
Changes in net assets available for benefits per the accompanying financial statements	$301,294
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,388)
Changes in amounts allocated to withdrawing participants	2,527
Changes in net assets available for benefits per the Form 5500	$294,433

Net assets available for benefits in the accompanying financial statements report the synthetic guaranteed investment contracts within the Stable Value Fund at contract value; however, such contracts are recorded at fair value within the Plan's Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet distributed.

SUPPLEMENTAL SCHEDULE

FISERV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2021
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
Registered Investment Companies:
PIMCO	Total Return Fund	$72,283
The Vanguard Group	Inflation-Protection Securities Fund	58,635
	Total Registered Investment Companies	130,918

Collective Investment Trusts:
Vanguard Fiduciary Trust Company
	Target Retirement Income Trust Select	49,188
	Target Retirement 2015 Trust Select	63,324
	Target Retirement 2020 Trust Select	294,329
	Target Retirement 2025 Trust Select	558,700
	Target Retirement 2030 Trust Select	738,741
	Target Retirement 2035 Trust Select	602,621
	Target Retirement 2040 Trust Select	489,608
	Target Retirement 2045 Trust Select	248,744
	Target Retirement 2050 Trust Select	152,460
	Target Retirement 2055 Trust Select	67,638
	Target Retirement 2060 Trust Select	31,086
	Target Retirement 2065 Trust Select	15,375
	Institutional 500 Index Trust	863,591
	Institutional Extended Market Index Trust	181,090
	Institutional Total Bond Market Index Trust	189,057
	Institutional Total International Stock Market Index Trust	144,368
	Total Collective Investment Trusts	4,689,920

Stable Value Fund:
Standish Mellon
	BlackRock Government Short-Term Investment Fund	4,791

	Constant Duration Synthetic GICs:
	BlackRock Asset-Back Securities Index Fund	33,364
	Corporate Bond Funds
	BlackRock 1-3 Year Credit Bond Index Fund	33,140
	BlackRock Intermediate Term Credit Bond Index Fund	38,798
		71,938

FISERV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2021
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Government Bond Funds
	BlackRock 1-3 Year Government Bond Index Fund	31,771
	BlackRock Intermediate Government Bond Index Fund	6,807
		38,578
	Mortgage-backed Securities Fund
	BlackRock Commercial Mortgage-Backed Sec. Index Fund	13,028
	BlackRock Mortgage-backed Sec. Index Fund	51,567
		64,595
	Prudential Trust Company
	Intermediate Aggregate Fixed Income Fund	67,256

	Total Constant Duration Synthetic GICs	275,731

	Fixed Maturity Synthetic GICs:
	Cash	1,809
	US Treasury T 0 1/8 12/15/23 0.13% Expected Maturity 12/15/2023	5,643
	AmEx Crdt Acct Mst Trust AMXCA 2019-2 A 2.67% Expected Maturity 11/15/2024	373
	Capital One Multi Trust COMET 2019-A2 A2 1.72% Expected Maturity 8/15/2022	832
	*Bank of America Cr Card BACCT 2021-A1 A1 0.44% Expected Maturity 4/15/2024	296
	Capital One Multi Trust COMET 2021-A1 A1 0.55% Expected Maturity 7/15/2024	1,183
	AmEx Crdt Acct Mst Trust AMXCA 2021-1 A 0.90% Expected Maturity 11/15/2024	620
	GM Financial Securitized GMCAR 2018-4 A3 3.21% Expected Maturity 5/16/2022	41
	USAA Auto Owners Trust USAOT 2019-1 A3 2.16% Expected Maturity 2/15/2022	68
	Nissan Auto Rec OT NAROT 2020-A A3 1.38% Expected Maturity 9/15/2023	454
	Mercedes-Benz Auto Lease MBALT 2020-B A3 0.40% Expected Maturity 1/17/2023	275
	World Omni Auto Rec WOART 2021-A A3 0.30% Expected Maturity 8/15/2024	830
	Hyundai Auto Rec Trust HART 2021-A A3 0.38% Expected Maturity 5/15/2024	1,216
	John Deere Owner Trust JDOT 2019-B A3 2.21% Expected Maturity 10/17/2022	295
	John Deere Owner Trust JDOT 2021-B A3 0.52% Expected Maturity 3/17/2025	1,557
	Appalachian Consumer RRF AEPWV 2013-1 A1 2.01% Expected Maturity 2/1/2023	67
	Public Service NH PSNH 2018-1 A1 3.09% Expected Maturity 2/1/2024	128
	AEP Texas Cent Trans Fndg AEPTC 2019-1 A1 2.06% Expected Maturity 2/3/2025	362
	Fannie Mae FNR 2011-104 KH 2.00% Expected Maturity 11/25/2022	24
	Fannie Mae FNR 2016-103 KA 3.00% Expected Maturity 1/25/2024	277
	Fannie Mae FNR 2015-33 AC 3.00% Expected Maturity 11/27/2023	218

FISERV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2021
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Fannie Mae FNR 2014-70 A 3.00% Expected Maturity 2/25/2022	2
	Fannie Mae FNR 2020-47 GA 2.00% Expected Maturity 8/25/2022	51
	Fannie Mae FNR 2018-58 P 4.00% Expected Maturity 9/25/2026	911
	Fannie Mae FNR 2016-95 UG 2.75% Expected Maturity 6/25/2026	882
	Fannie Mae FNR 2021-45 EA 2.50% Expected Maturity 10/25/2028	1,290
	Fannie Mae FNR 2021-54 CA 2.50% Expected Maturity 6/25/2029	759
	Freddie Mac FHR 4001 MH 2.00% Expected Maturity 2/15/2022	8
	Freddie Mac FHR 3707 HB 4.00% Expected Maturity 7/15/2025	73
	Freddie Mac FHR 4257 CA 3.00% Expected Maturity 9/15/2022	3
	Freddie Mac FHR 4444 CH 3.00% Expected Maturity 2/15/2023	152
	Freddie Mac FHR 4680 LA 3.50% Expected Maturity 7/17/2023	248
	Freddie Mac FHR 5020 XA 2.00% Expected Maturity 3/27/2028	599
	Freddie Mac FHR 4571 CA 2.50% Expected Maturity 11/17/2025	428
	Freddie Mac FHR 4821 NY 4.00% Expected Maturity 7/15/2025	310
	Freddie Mac FHR 5081 NH 2.00% Expected Maturity 6/26/2028	1,274
	Freddie Mac FHR 4700 VK 3.50% Expected Maturity 3/15/2024	1,273
	Freddie Mac FHR 5156 HB 1.25% Expected Maturity 2/15/2028	832
	Ginnie Mae GN 784237 4.50% Expected Maturity 6/17/2024	53
	Govt Natl Mortgage Assoc GNR 2013-41 PA 2.50% Expected Maturity 6/20/2023	81
	Govt Natl Mortgage Assoc GNR 2012-6 LH 3.50% Expected Maturity 6/16/2025	120
	Govt Natl Mortgage Assoc GNR 2014-74 HL 3.00% Expected Maturity 3/16/2026	192
	Govt Natl Mortgage Assoc GNR 2010-33 PD 4.50% Expected Maturity 6/20/2022	45
	Govt Natl Mortgage Assoc GNR 2020-78 HL 1.00% Expected Maturity 5/16/2028	472
	Govt Natl Mortgage Assoc GNR 2021-78 D 2.50% Expected Maturity 12/20/2028	1,389
	Govt Natl Mortgage Assoc GNR 2021-137 KA 2.50% Expected Maturity 1/22/2029	810
	UBS Comm Mortgage Trust UBSCM 2012-C1 A3 3.40% Expected Maturity 3/10/2022	6
	BANK BANK 2018-BN14 A2 4.13% Expected Maturity 10/16/2023	247
	DBGS Mortgage Trust DBGS 2018-C1 A1 3.41% Expected Maturity 6/15/2023	122
	BENCHMARK mortgage trust BMARK 2019-B10 A2 3.61% Expected Maturity 3/15/2024	874
	WF RBS Comm Mort Trust WFRBS 2013-C14 A5 3.34% Expected Maturity 5/15/2023	926
	WF RBS Comm Mort Trust WFRBS 2013-C18 A5 4.16% Expected Maturity 12/15/2023	1,473
	Citi/Deutsche Comm Mtge CD 2016-CD1 ASB 2.62% Expected Maturity 7/10/2026	1,558
	US Treasury T 0 1/4 07/31/25 0.25% Expected Maturity 7/31/2025	456
	US Treasury T 0 1/8 12/15/23 0.13% Expected Maturity 12/15/2023	1,362
	Capital One Multi Trust COMET 2021-A1 A1 0.55% Expected Maturity 7/15/2024	680

FISERV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2021
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Discover Card Mstr Trust DCENT 2021-A1 A1 0.58% Expected Maturity 9/16/2024	492
	BMW Vehicle Owner Trust BMWOT 2019-A A3 1.92% Expected Maturity 10/25/2022	166
	Hyundai Auto Rec Trust HART 2020-C A3 0.38% Expected Maturity 2/15/2024	423
	Hyundai Auto Rec Trust HART 2021-A A3 0.38% Expected Maturity 5/15/2024	720
	Case New Holland CNH 2020-A A4 1.51% Expected Maturity 12/15/2023	322
	John Deere Owner Trust JDOT 2021-A A3 0.36% Expected Maturity 10/15/2024	476
	Public Service NH PSNH 2018-1 A1 3.09% Expected Maturity 2/1/2024	213
	Fannie Mae FNR 2015-58 DA 3.00% Expected Maturity 3/27/2023	118
	Fannie Mae FNR 2018-58 P 4.00% Expected Maturity 9/25/2026	380
	Fannie Mae FNR 2021-54 CA 2.50% Expected Maturity 6/25/2029	479
	Fannie Mae FNR 2016-21 BV 3.00% Expected Maturity 4/25/2025	550
	Freddie Mac FHR 3930 KB 2.00% Expected Maturity 9/15/2023	41
	Freddie Mac FHR 5057 AB 2.50% Expected Maturity 11/25/2026	377
	Freddie Mac FHR 4569 A 2.50% Expected Maturity 8/15/2025	312
	Freddie Mac FHR 4821 NY 4.00% Expected Maturity 7/15/2025	503
	Freddie Mac FHR 5081 NH 2.00% Expected Maturity 4/25/2029	448
	Govt Natl Mortgage Assoc GNR 2013-41 PA 2.50% Expected Maturity 6/20/2023	88
	Govt Natl Mortgage Assoc GNR 2020-164 KP 1.75% Expected Maturity 7/20/2029	412
	Govt Natl Mortgage Assoc GNR 2021-8 TP 2.50% Expected Maturity 5/21/2029	406
	Govt Natl Mortgage Assoc GNR 2021-78 D 2.50% Expected Maturity 12/20/2028	662
	Commercial Mortgage Pass COMM 2014-CR14 A2 3.15% Expected Maturity 1/10/2022	117
	BANK BANK 2017-BNK5 A2 2.99% Expected Maturity 6/15/2022	638
	UBS Comm Mortgage Trust UBSCM 2017-C3 A1 1.94% Expected Maturity 4/15/2022	51
	Citigroup Comm Mtge Trust CGCMT 2013-GC15 AAB 3.94% Expected Maturity 7/10/2023	274
	WF RBS Comm Mort Trust WFRBS 2013-C18 A5 4.16% Expected Maturity 12/15/2023	752
	BENCHMARK mortgage trust BMARK 2021-B26 A2 1.96% Expected Maturity 5/15/2026	580

	Total Fixed Maturity Synthetic GICs	46,529

	Total Stable Value Fund	327,051

BlackRock Liquidity Fund	Money Market	2,339
*Fiserv Stock Fund:
Fiserv, Inc. common Stock	Company Stock Fund	138,695
The Vanguard Group	Money Market	69

FISERV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 004
AS OF DECEMBER 31, 2021
(In thousands)
(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*Self-Directed Brokerage Accounts		188,549
*Notes receivable from participants	Interest rates ranging from 3.25% to 11.00%, maturity dates ranging from 2022 to 2040	53,807

TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)		$5,531,348

*Represents a party-in-interest